                                                               EXHIBIT (a)(5)(v)


       U.S. REALTEL COMPLETES SHORT FORM MERGER OF CYPRESS COMMUNICATIONS

FT. LAUDERDALE, FL (February 21, 2002)--U.S. RealTel, Inc. (OTCBB:USRT) today announced that it has completed the previously announced acquisition of Cypress Communications, Inc. On February 20, 2002, U.S. RealTel announced that it had acquired approximately 94 percent of Cypress Communications' outstanding shares through a successful tender offer of $3.50 per share, in cash. The acquisition of the remaining shares was completed through a short form merger.

Under the terms of the merger, the remaining shares of Cypress Communications' common stock and all associated rights were converted into the right to receive $3.50 per share in cash, subject to applicable provisions of Delaware law. As a result of the merger, Cypress Communications became a wholly-owned subsidiary of U.S. RealTel, Inc. Accordingly, Cypress Communications has filed an application to terminate the registration of its common stock under the Securities Exchange Act of 1934, eliminating its obligation to file periodic financial and other information with the Securities and Exchange Commission. Cypress Communications' common stock will cease to be listed on NASDAQ immediately following the close of trading on Thursday, February 21, 2002.

About U.S. RealTel

U.S. RealTel is an innovator and owner of Telecommunications Rights worldwide. Telecommunication Rights are real estate site access and usage rights, which US RealTel assembles into property portfolios. These portfolios have enabled telecommunications companies to access properties in major urban areas for in-building service and antenna sites.

About Cypress Communications

Cypress Communications provides comprehensive broadband solutions to businesses located in commercial office buildings in major metropolitan markets throughout the United States.

FOR MORE INFORMATION, PLEASE CONTACT:

Perry Ruda, Chairman and CEO
U.S. RealTel
Tel. +1.954.462.0449
perry@usrealtel.com

Manda Hunt, Corporate Communications Manager
Cypress Communications
Tel. +1.404.442.0301
mhunt@cypresscom.net